McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com

Martin B. Richards Direct: 804.775.1029
mrichards@mcguirewoods.com Direct Fax: 804.698.2147

March 25, 2011

VIA EDGAR

Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Apple REIT Nine, Inc.
Form 10-K for the year Ended December 31, 2009
Form 10-Q for the Fiscal Quarters Ended January 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-53603

Dear Ms. LaMothe:

We are responding on behalf of our client, Apple REIT Nine, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chief Executive Officer, dated March 7, 2011.

This letter repeats the comments from your letter of March 7, 2011, together with responses on behalf of the Company. On factual matters referred to in this letter, we have relied on information and representations provided to us by Company management personnel.

Form 10-K

1.	We note your response to comment 1 of our letter dated December 30, 2010 that the management and compensation committees of several REITs determine the allocations based on business activities. Please clarify whether any formal recordkeeping process was used to determine the expenses that would be allocated to you for reimbursement. If so, describe such process.

The Company does not have a formal recordkeeping process to determine the expenses that are allocated for reimbursement. Below is additional information that was included in the Company’s 2010 Form 10-K.

Almaty | Atlanta | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Jacksonville | London | Los Angeles
New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

March 25, 2011

     “The advisors are staffed with personnel of Apple REIT Six, Inc. (“AR6”). AR6 provides similar staffing for Apple Six Advisors, Inc. (“A6A”), Apple Seven Advisors, Inc. (“A7A”), Apple Eight Advisors, Inc. (“A8A”) and Apple Ten Advisors, Inc. (“A10A”). A6A, A7A, A8A and A10A provide management services to, respectively, AR6, Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Ten, Inc. Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AR6 include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) utilized by the companies. The allocation of costs from AR6 is made by the management of the several REITs and is reviewed at least annually by the Compensation Committees of the several REITs. In making the allocation, management and the Compensation Committee, consider all relevant facts related to the Company’s level of business activity and the extent to which the Company requires the services of particular personnel of AR6. Such payments are based on the actual costs of the services and are not based on formal record keeping regarding the time these personnel devote to the Company, but are based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. As part of this arrangement, the day to day transactions may result in amounts due to or from the noted related parties. To efficiently manage cash disbursements, the individual companies may make payments for any or all of the related companies. The amounts due to or from the related individual companies are reimbursed or collected and are not significant in amount.”

Item 6 – Selected Financial Data, page 19

Unit Redemption Program, page 16

2.	We have read and considered your response to comment four. Your definition of FFO must be consistent with the definition of FFO as defined by the National Associate of Real Estate Investment Trusts. As such, acquisition costs would not be an appropriate adjustment to FFO. Please revise future filings accordingly.

The requested revision was included in the Company’s 2010 Form 10-K.

Related Parties, page 27

3.	We note that you have provided a breakdown of the amounts paid to A9A between advisory fees and reimbursable expenses. Please provide a similar breakdown for the amounts paid to ASRG in future filings.

The requested breakdown was included in the Company’s 2010 Form 10-K.

March 25, 2011

Exhibits

4.	We note your response to comment 11 that you will file all future material contracts. To the extent that the incomplete currently filed contracts remain material in future periods, please file those agreements in their entirety with your next periodic report.

The requested complete material contracts were filed with the Company’s 2010 Form 10-K.

Compensation Discussion and Analysis

5.	We note your response to comment 13 regarding how allocations are made. You disclose on page 13 that an “overall targeted amount” is established. Please clarify if the overall target is established at the aggregate AR6 level and then allocated among the several REITs or if it is established at the individual REIT level based on actual time spent on you and your performance. Please elaborate on FFO usage and disclose the FFO targets referenced on page 13. How do you determine whether FFO achievement is appropriately attributed to a certain officer? Are total bonuses determined at the aggregate level and then allocated to each Apple REIT registrant based on FFO? Similar disclosure should be included in future filings.

The overall targeted compensation amount is established at the AR6 level working with the advisors based on the anticipated demands from all of the participating entities. The total amount is then part of the overall allocation to the participating entities based on the estimated time spent and value provided by each officer to the participating entity. The FFO targets are generally based on annual budgeted goals, however could be subject to discretion by the advisors. The attribution of FFO achievement has not been made between officers, however the advisors could make this attribution if facts and circumstances warranted. Total bonuses for the executives have been made historically in aggregate and then allocated to each participating entity through the overall cost allocation process because of the similar performance of the various entities. However, there could be a situation where one entity performs significantly better or worse than expected and the allocation could be adjusted accordingly.

The Company will add the following underlined disclosure to its 2011 Proxy to address this comment. The additional excerpted language is included to add context to the underlined disclosure.

“Compensation Discussion and Analysis

     General Philosophy

     AFM’s executive compensation philosophy is to attract, motivate and retain a superior management team. AFM’s compensation program rewards each senior manager for their contribution to the various companies. In addition, AFM uses annual

March 25, 2011

incentive benefits that are designed to be competitive with comparable employers and to align management’s incentives with the interests of the Company and its shareholders.

     With the exception of the Company’s Chief Executive Officer, the Company’ senior management is compensated through a mix of base salary and bonus designed to be competitive with comparable employers. The Company has not utilized stock based awards or long term compensation for senior management. AFM and the Company believe that a simplistic approach to compensation better matches the objectives of all stakeholders. As discussed above each member of the senior management team performs similar functions for A6, A7, A8, A10, and the advisors. As a result each senior manager’s total compensation paid by the Company is proportionate to the estimated amount of time devoted to activities associated with the Company. The Chief Executive Officer is Chairman of the Board of Directors, Chief Executive Officer and sole shareholder of the advisors, each of which has various agreements with the Company and A6, A7, A8 and A10. During 2010, the advisors received fees of approximately $20.6 million from A6, A7, A8, and A9. A10 is newly formed and had no fees paid in 2010. The Compensation Committee of the Board of Directors and AFM considers these agreements when developing the Chief Executive Officer’s compensation. As a result, the Company’s Chief Executive Officer has historically been compensated a minimal amount by AFM and thus the allocated share to the Company has been minimal. Annually, the advisors develop the compensation targets of senior management (as well as goals and objectives) with input from other members of senior management and reviews these items with the Compensation Committee of the Board of Directors.

     The compensation of the executive officers is allocated to the participating companies as discussed above. The Company’s Compensation Committee reviews at least annually the total compensation of the executive officers and the Company’s proportionate share. The executive officer’s total compensation is partially based on the performance of each company included in the allocation using FFO as a guide. the performance of each company included in the allocation using FFO as a guide.

Base and Incentive Salaries

     The process of establishing each senior manager's compensation involves establishing an overall targeted amount based on the senior manager’s overall responsibilities and allocating that total between base and incentive compensation. The overall target is developed using comparisons to compensation paid by other public hospitality REITs, and consideration of each individual's experience in their position and the industry, the risks and deterrents associated with their position and the anticipated difficulty to replace the individual. It is the advisors intention to set this overall target sufficiently high to attract and retain a strong and motivated leadership team, but not so high that it creates a negative perception with our other stakeholders. Once the overall target is established, approximately 75% of that number is allocated to base salary and the remaining 25% is allocated to incentive compensation. The incentive compensation is then allocated 50% to the overall performance of each participating entity (typically Funds From Operations

March 25, 2011

(FFO) targets based on the Companies current annual budget) and 50% to each individual's subjective performance objectives. The base compensation and incentive compensation has been allocated through the allocation discussed above which is based on the overall estimated time and use of the personnel and not based on specific performance of an individual or individual entity.”

     The Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

     Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

cc:	Duc Dang, Attorney
Jerard Gibson, Attorney
Yolanda Crittendon, Accountant
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery